

Mail Stop 4720

January 29, 2010

Mr. Neil A. Cotty
Interim Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **RE: Bank of America Corporation**
> **Form 8-K filed January 20, 2010**
> **File No.: 001-06523**

Dear Mr. Cotty:

        We have reviewed the above-referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 20, 2010

1.   We note your footnote disclosure on page 40 of your supplemental information reporting package furnished as part of Exhibit 99.2 that your policy is not to classify consumer credit card, consumer non-real estate loans, and business card loans as nonperforming. Given that your policy may not be

consistent with others in the industry, please ensure that this disclosure is clear throughout your documents. Additionally, given that these types of loans are never classified as nonperforming, tell us why you believe it is appropriate in your allowance to nonperforming loan ratios to include the allowance allocated to these types of loans. In this regard, we note that page 43 of your supplemental reporting information shows that at least $12.0 billion of your allowance for loan and losses at December 31, 2009 is allocated to consumer credit cards, direct/indirect consumer and other consumer loan balances, and that it is unclear how much of the allowance relates to your business card loans. We note that if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan and lease items which are never included as nonperforming, the ratios would be significantly different. Please advise, and ensure that your disclosures in future filings are clear on how these amounts are calculated.

2.   We note your disclosure on page 39 of your supplemental information reporting package furnished as part of Exhibit 99.2 that total nonperforming assets does not include loans accounted for as purchased impaired loans even though the customer may be contractually past due. Please clarify whether you would classify the purchased impaired loans as nonperforming in the future once you determine that an allowance for loan losses is required for those loans. If not, tell us whether you adjust your allowance to nonperforming loan ratios to exclude the allowance related to these loans since the loans would not be included in the denominator of this ratio. In this regard, we note that you appear to have a $3.9 billion allowance for loan losses related to the Countrywide purchased impaired loan portfolio. If you do not adjust this ratio for any allowance related to these loans which do not get classified as nonperforming, please ensure that your disclosures in future filings are clear as to how this impacts the ratios and comparability among other companies in your industry.

3.   We note your disclosure in footnote 2 to the Consumer Asset Quality Key Indicators chart furnished as part of your supplemental information reporting package which indicates two separate adjustments were made during the third and fourth quarter related to changes in valuation processes for residential mortgages and real estate owned, as well as a $223 million adjustment related to collections under certain insurance contracts in the home equity portfolio. Please tell us more about each of these adjustments/refinements, including the specific changes and improvements that may have been made in the valuation processes. Please also tell us and discuss as appropriate in future filings whether additional adjustments may be needed related to protracted nature of collections under certain insurance contracts and any changes you have made to better estimate the allowance needed in the future related to this.

4.   We note that in certain situations throughout your various filings you appear to use the word "nonperforming" loans and in other situations you refer to "nonaccrual" loans. Please tell us and clarify in future filings how these two metrics relate to each other and the differences between them. Please carefully review other references to these terms and their related definitions in your future periodic filings and ensure that they are clearly defined in your Critical Accounting Policies, Accounting Policy Footnote(s), Industry Guide III information and other ancillary disclosures. Changes to how you define any term should be clearly indicated at a level of granularity necessary to understand the individual components comprising each term. Supporting disclosures should also be provided to allow for comparability of all financial information, including ratios and other metrics impacted. As part of your response, it may be helpful to provide a reconciliation of the two numbers to illustrate the differences.

5.   We note your disclosure in the Asset Quality portion of your supplemental information reporting package which indicates that there was an $800 million increase to the allowance due to a change to a twelve month allowance coverage in Card, a $600 million increase in the allowance related to maturing card securitizations and a $300 million reserve reduction related to consumer credit card. Please describe in more detail what each of these adjustments relates to, including:

    a. Discussing your historical reserving practice related to Card such as the number of months used to establish the allowance and how this change has impacted the comparability of related financial information at December 31, 2009 and prior periods.

    b. The specific events that drove the need to change to a twelve month allowance coverage during the fourth quarter of 2009.

    c. How the $800 million allowance increase in Card relates to the $300 million reduction in the allowance in consumer credit card.

    d. The reason a maturing of card securitizations necessitates an increase in the allowance during the current quarter.

    e. Discuss how any forbearance programs offered to your Card customers impact your Card credit statistics and establishment of allowances.

6.   Tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE's, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

   a. The specific methodology employed to estimate the allowance related to various representations and warranties, including any differences that may result depending on the type of counterparty to the contract.

   b. Discuss the level of allowances established related to these repurchase requests and how and where they are classified in the financial statements.

   c. Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

   d. Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

   e. Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

   f. Discuss whether these reserves relate to any significant balance of Countrywide legacy loans, and if so, whether there are any other accounting implications (i.e. original SOP 03-3 loans).

7.   We note your disclosure in the supplemental information reporting package about the number and types of modifications you have performed during the past year. Please tell us and discuss in future filings how modifications impact the timing of the recording the allowance for loan losses.   For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief